Exhibit 99.78

AMERICAN LITHIUM CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: July 15, 2022

Meeting Details

Date:	August 22, 2022
Time:	10:00 a.m. (Vancouver Time)
Place:	Suite 710, 1030 West Georgia Street Vancouver, British Columbia, V6E 2Y3

American Lithium Corp.

Suite 710, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: (604) 428-6128

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of American Lithium Corp. (the “Company”) will be held on Monday, August 22, 2022 at 10:00 a.m. (Vancouver time) at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, and by teleconference, for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial years ended February 28, 2022 and 2021, together with the reports of the auditor thereon;

(b)	to appoint Ernst & Young LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(c)	to fix the number of the directors of the Company for the ensuing year at six (6);

(d)	to elect directors to hold office for the ensuing year;

(e)	to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution ratifying the adoption of a new omnibus incentive plan (the “Compensation Plan”), as more particularly described in the accompanying Information Circular;

(f)	to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution by the disinterested shareholders ratifying the grant of an aggregate of 3,125,000 restricted share units previously approved by the board of directors of the Company, as more particularly described in the accompanying Information Circular; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying information circular (“Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Company is offering shareholders the opportunity to participate in the Meeting by way of teleconference. Registered shareholders, or proxyholders representing registered shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line: 1.866.651.2727
Conference ID: 6355630

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.

In light of the ongoing concerns related to the COVID-19 pandemic, the Company asks that Shareholders follow the current instructions and recommendations of federal, state and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and not to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on August 18, 2022, as voting will not be available via telephone on the day of the Meeting.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

Shareholders who wish to attend the Meeting in person must call the Company at (604) 428-6128 at least 48 hours prior to the date of the Meeting for further instructions on in-person attendance procedures.

DATED this 15th day of July, 2022.

By order of the Board of Directors.

AMERICAN LITHIUM CORP.

/s/ “Simon Clarke”

Simon Clarke
Director and Chief Executive Officer

American Lithium Corp.

Suite 710, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: (604) 428-6128

MANAGEMENT INFORMATION CIRCULAR

(containing information as at July 15, 2022 unless otherwise stated)

For the Annual General and Special Meeting
to be held at 10:00 a.m. on Monday, August 22, 2022

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (the “Management”) of American Lithium Corp. (the “Company”), for use at the annual general and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on Monday, August 22, 2022, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

The enclosed form of proxy (the “Proxy”) is solicited by the management of the Company. The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation, if any, will be borne by the Company.

Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-855-453-6958 and using conference ID 1414272.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on August 18, 2022, as voting will not be available via telephone on the day of the Meeting.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder's behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder's nominee in the blank space provided or complete another suitable form of proxy.

A proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by hand or mail at the United Kingdom Building, Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or by fax within North America at 1-800-517-4553 or via email to proxy@odysseytrust.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, Odyssey at Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or by fax to 1-800-517-4553, or via email to proxy@odysseytrust.com at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

aDVICE TO registered shareholders

Shareholders whose names appear on the records of the Company as the registered holders of common shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person.

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with Odyssey, by hand or mail at United Kingdom Building, Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or by fax within North America at 1-800-517-4553 or by email at proxy@odysseytrust.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Vancouver time) on August 18, 2022.

If the meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairperson of the Meeting at their discretion and they are under no obligation to accept or reject a late proxy. The Chairperson of the Meeting may waive or extend the proxy cut-off without notice.

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ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries, or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners). The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Company’s transfer agent, Odyssey. These VIFs are to be completed and returned to Odyssey in the envelope provided or by facsimile. In addition, Odyssey provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Odyssey will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

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Objecting Beneficial Owners

Beneficial Shareholders, who are OBOs, should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO. The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Notice-and-Access

The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of the Circular, Proxy or VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors. Directors and Officers may, however, be interested in the approval of the Compensation Plan as detailed in “Approval of Compensation Plan” below, as such persons are entitled to participate in the Compensation Plan.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on July 15, 2022 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting, or any adjournment thereof.

The Company's authorized capital consists of an unlimited number of common shares (the “Common Shares”) without par value. As at the Record Date, the Company has 207,660,275 Common Shares issued and outstanding, each share carrying the right to one vote.

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Principal Holders of Voting Securities

To the best of knowledge of the directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

executive compensation

For the purpose of this information circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year; and

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

Statement of Executive Compensation

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation, and sets forth compensation for each of the NEOs, named executive officers and directors of the Company.

•	Director and NEO Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, and each director, in any capacity, during the two most recently completed financial years ended February 28, 2022 and 2021:

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Table of Compensation Excluding Compensation Securities
Name and position	Year (1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites	Pension value ($)	Value of all other compensation ($)	Total compensation ($)
Andrew Bowering(2) Chairman and Director	2022	375,000	25,000	Nil	Nil	Nil	Nil	400,000(11)
	2021	120,000	Nil	Nil	Nil	Nil	Nil	120,000
Simon Clarke(3) CEO and Director	2022	452,500	30,000	Nil	Nil	Nil	Nil	482,500(12)
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Laurence Stefan(4) President, COO and Director	2022	623,587	30,000	Nil	Nil	Nil	Nil	653,500(13)
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip Gibbs(5) CFO	2022	298,796	25,000	Nil	Nil	Nil	Nil	323,796(14)
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
G.A. (Ben) Binninger(6) Director	2022	Nil	Nil	32,500	Nil	Nil	Nil	32,500
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Terrence O’Connor(7) Executive Vice-President of Exploration and Development Former Director	2022	274,794	25,000	Nil	Nil	Nil	Nil	299,794(15)
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Alex Tsakumis(8) Director	2022	66,000	10,000	Nil	Nil	Nil	Nil	76,000
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Kobler(9) Former Director, COO and CEO	2022	USD180,000	10,000	Nil	USD20,766	Nil	Nil	USD210,766
	2021	USD$210,000	Nil	Nil	USD29,854	Nil	Nil	USD239,854
Andrew Squires(10) former Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Financial years ended February 28, 2022 and 2021.

(2)	Andrew Bowering resigned as acting CFO of the Company on May 11, 2021 and appointed as Chairman of Board effective May 11, 2022.

(3)	Simon Clarke was appointed as a director of the Company on June 25, 2020 and as CEO of the Company on April 29, 2021.

(4)	Laurence Stefan was appointed as a director, President and COO of the Company on May 11, 2021.

(5)	Philip Gibbs was appointed as CFO of the Company on May 11, 2021.

(6)	Ben Binninger was appointed as a director of the Company on August 20, 2020.

(7)	Terrence O’Connor was appointed as a director of the Company on May 11, 2021 and resigned on July 1, 2022 when he assumed the role of Executive Vice-President of the Company.

(8)	Alex Tsakumis was appointed as a director of the Company on September 9, 2021.

(9)	Michael Kobler resigned as the CEO and COO of the Company on April 29, 2021 and resigned a director of the Company on May 11, 2021.

(10)	Andrew Squires resigned as a director of the Company on August 19, 2020.

(11)	Includes a signing bonus of $200.000

(12)	Includes a signing bonus of $200,000

(13)	Includes a signing bonus of $400,000

(14)	Includes a signing bonus of $150,000

(15)	Includes a signing bonus of $150,000

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Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and Director by the Company or one of its subsidiaries in the two most recently completed financial years ended February 28, 2022 and 2021:

Compensation Securities
Name and position	Type of compen- sation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end(1) ($)	Expiry Date
Simon Clarke CEO & Director	Stock Options	300,000 700,000	Sep 17, 2020 Jun 10, 2021	1.28 2.17	1.20 1.73	3.26 3.26	Sep 17, 2025 Jun 10, 2026
	RSU’s(2)	300,000	Feb 16, 2022	N/A	3.61	3.26	N/A
Andrew Bowering Chairman & Director	Stock Options	600,000 700,000	Sep 17, 2020 Jun 10, 2021	1.28 2.17	1.20 1.73	3.26 3.26	Sep 17, 2025 Jun 10, 2026
	RSU’s(2)	300,000	Feb 16, 2022	N/A	3.61	3.26	N/A
G.A. (Ben) Binninger Director	Stock Options	400,000	Jun 10, 2021	2.17	1.73	3.26	Jun 10, 2026
	RSU’s(2)	150,000	Feb 16, 2022	N/A	3.61	3.26	N/A
Laurence Stefan President, COO and Director	Stock Options	36,250(3) 700,000	Apr 23, 2020 Jun 10, 2021	2.24 2.17	N/A 1.73	3.26 3.26	Apr 23, 2024 Jun 10, 2026
	RSU’s(2)	300,000	Feb 16, 2022	N/A	3.61	3.26	N/A
Terrence O’Connor Director	Stock Options	21,750(3) 11,600(3) 400,000 100,000	Apr 23, 2020 Dec 9, 2020 Jun 10, 2021 Feb 16, 2022	2.24 1.03 2.17 1.03	N/A 1.17 1.73 3.61	3.26 3.26 3.26 3.26	Apr 23, 2024 Dec 9, 2025 Jun 10, 2026 Feb 16, 2027
	RSU’s(2)	300,000	Feb 16, 2022	N/A	3.61	3.26	N/A
Alex Tsakumis Director	Stock Options	134,000 350,000	Sep 17, 2020 Jun 10, 2021	1.28 2.17	1.20 1.73	3.26 3.26	Sep 17, 2025 Jun 10, 2026
	RSU’s(2)	150,000	Feb 16, 2022	N/A	3.61	3.26	N/A
Philip Gibbs CFO	Stock Options	14,500(3) 14,848(3) 400,000 100,000	Apr 23, 2020 Dec 9, 2020 Jun 10, 2021 Feb 16, 2022	2.24 1.03 2.17 3.63	N/A 1.17 1.73 3.61	3.26 3.26 3.26 3.26	Apr 23, 2024 Dec 9, 2025 Jun 10, 2026 Feb 16, 2027
	RSU’s(2)	250,000	Feb 16, 2022	N/A	3.61	3.26	N/A
(1)	Financial year ended February 28, 2022.
(2)	Subject to approval by disinterested shareholders at the Meeting and approval of the TSX Venture Exchange. The RSUs vest on February 16, 2024.
(3)	Options granted by Plateau Energy Metals and converted at the exchange ratio on date of acquisition, May 11, 2021.

Exercise of Compensation Securities by Directors and NEOs

The following table discloses each exercise of compensation securities by NEOs and Directors during the most recently completed financial years ended February 28, 2022 and 2021:

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Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price of security or underlying security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
G.A. (Ben) Binninger Director	Stock Options	300,000	1.28	Apr 25, 2022	3.27	1.99	597,000
Alex Tsakumis Director	Stock Options	66,000	1.28	Feb 23, 2021	3.16	1.88	124,080
Michael Kobler Former Director, COO and CEO	Stock Options	200,000 600,000	0.25 1.28	Jun 29, 2021 Nov 17, 2021	1.74 5.78	1.49 4.50	298,000 2,700,000

Stock Option Plans and Other Incentive Plans

The Company previously adopted a stock option plan (the “Option Plan”) pursuant to which the Board may grant options (the “Options”) to purchase Common Shares of the Company to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose of the Option Plan was to attract, retain, and motivate NEOs, directors, employees and other service providers by providing them with the opportunity, through options, to acquire an interest in the Company and benefit from the Company’s growth. Under the Option Plan, the maximum number of Common Shares reserved for issuance, including Options currently outstanding, is equal to ten (10%) percent of the Shares outstanding from time to time (the “10% Maximum”). The 10% Maximum is an “evergreen” provision, meaning that, following the exercise, termination, cancellation or expiration of any Options, a number of Common Shares equivalent to the number of options so exercised, terminated, cancelled or expired would automatically become reserved and available for issuance in respect of future Option grants.

The number of Common Shares which may be the subject of Options on a yearly basis to any one person cannot exceed five (5%) percent of the number of issued and outstanding Shares at the time of the grant. Options may be granted to any employee, officer, director, consultant, affiliate or subsidiary of the Company exercisable at a price which is not less than the market price of common shares of the Company on the date of the grant. The directors of the Company may, by resolution, determine the time period during which any option may be exercised (the “Exercise Period”), provided that the Exercise Period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. All Options will terminate on the earliest to occur of (a) the expiry of their term; (b) the date of termination of an optionee’s employment, office or position as director, if terminated for just cause; (c) ninety (90) days (or such other period of time as permitted by any rule or regulation of such exchange on which the Common Shares may be listed) following the date of termination of an optionee’s position as a director or NEO, if terminated for any reason other than the optionee’s disability or death; (d) thirty (30) days following the date of termination of an optionee’s position as a consultant engaged in investor relations activities, if terminated for any reason other than the optionee’s disability, death, or just cause; and (e) the date of any sale, transfer or assignment of the Option.

Options are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be a NEO, director, employee, consultant, affiliate, or subsidiary of the Company, as the case may be. Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of options granted under the Option Plan.

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During the financial year ended February 28, 2022, Board of Directors adopted a new omnibus incentive plan (the “Compensation Plan”) for directors, officers, employees, management company employees and consultants. At this year’s meeting, the Company is seeking ratification of the Compensation Plan by Shareholders. Please refer to “Compensation Plan” below for further information.

There are presently 13,073,408 Options and 3,125,000 Restricted Share Units outstanding under the Compensation Plan, of which 5,362,648 Options and 1,750,000 Restricted Share Units are held by NEOs or directors of the Company.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director’s responsibilities, other than as follows:

Simon Clarke – Chief Executive Officer and Director

Pursuant to a consulting agreement effective April 29, 2021 between a personal holding company of Simon Clarke and the Company (the “Clarke Agreement”), Mr. Clarke has agreed to provide the services of Chief Executive Officer and director, with a monthly retainer of $22,500 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2022, the amount of this monthly retainer was increased to $25,000. Mr. Clarke is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company also reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Clarke also received a signing bonus of $200,000 upon the successful completion of the acquisition by the Company of Plateau Energy Metals Inc. (which such transaction closed on May 11, 2021).

See “Termination and Change of Control” below for further details regarding the Clarke Agreement.

Phillip Gibbs – Chief Financial Officer

Pursuant to a consulting agreement effective May 11, 2021 between a personal holding company of Philip Gibbs and the Company (the “Gibbs Agreement”), Mr. Gibbs has agreed to provide the services of Chief Financial Officer, with a monthly retainer of $14,750 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2022, the amount of this monthly retainer was increased to $17,500. Mr. Gibbs is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Gibbs also received a signing bonus of $150,000.

See “Termination and Change of Control” below for further details regarding the Gibbs Agreement.

Andrew Bowering – Chairman and Director

Pursuant to a consulting agreement effective May 11, 2021 between a personal holding company of Andrew Bowering and the Company (the “Bowering Agreement”), Mr. Bowering has agreed to provide the services of Chairman and director, with a monthly retainer of $15,000 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2022, the amount of this monthly retainer was increased to $17,500. Mr. Bowering is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Bowering also received a signing bonus of $200,000.

See “Termination and Change of Control” below for further details regarding the Bowering Agreement.

Laurence Stefan – President and Chief Operating Officer

Pursuant to a consulting agreement effective April 27, 2021 between a personal holding company of Laurence Stefan and the Company (the “Stefan Agreement”), Mr. Stefan has agreed to provide the services of President and Chief Operating Officer, with a monthly retainer of $22,500 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2022, the amount of this monthly retainer was increased to $25,000. Mr. Stefan is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses Mr. Stefan for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Stefan also received a signing bonus of $400,000.

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See “Termination and Change of Control” below for further details regarding the Stefan Agreement.

Terrence O’Connor – Technical Advisor and Director

Pursuant to a consulting agreement effective April 27, 2021 between a personal holding company of Terrence O’Connor and the Company (the “O’Connor Agreement”), Mr. O’Connor has agreed to provide the services of Technical Advisor and director, with a monthly retainer of $11,250 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Effective January 1, 2022, the amount of this monthly retainer was increased to $19,000. Mr. O’Connor is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. O’Connor also received a signing bonus of $150,000.

Termination and Change of Control

For the purposes of this section, a “Change of Control” has occurred upon any of the following events occurring:

(i)	a merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the board of directors of the Company following such transaction is such that the directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

(ii)	if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or

(iii)	if the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

In addition, for the purposes of this section, any references to: (i) the “Agreement”, refer to each of the Clarke Agreement, the Gibbs Agreement, the Bowering Agreement, the Stefan Agreement and the O’Connor Agreement, as applicable and: (ii) the “Consultant”, refer to each of Mr. Clarke, Mr. Gibbs, Mr. Bowering, Mr. Stefan and Mr. O’Connor, as applicable.

The Company may terminate the Agreement if the Consultant: (i) refuses or is unable to provide the services or is in breach of any material provision thereof, provided that if capable of being cured, the Company has provided written notice of such event and the Consultant thereafter has 10 days to cure; (ii) has engaged in any violation of any law applicable to the Company, or (iii) commits any willful act that constitutes personal dishonesty or gross misconduct in connection with the his duties and responsibilities to the Company and that is injurious to the Company or its related entities. Except in the circumstances described above, the Company may terminate the Agreement at any time upon notice, in which case the agreement will terminate on the date that is twenty-four (24) months following such notice. The Company may elect to terminate at any time prior to such date by providing payment in lieu of notice at the applicable monthly rate.

The Consultant may terminate the Agreement if the Company is in breach of any material provision of the terms thereof, provided that he has provided written notice of such event and the Company thereafter has 10 days to cure. In addition, the Consultant may terminate at any time upon ninety (90) days notice to the Company, provided that if he terminates within twelve (12) months of a Change of Control, the Company will be required to pay, on termination, an amount equal to the total fees the Consultant would been entitled to receive for a period of twenty-four (24) months.

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Oversight and Description of Director and NEO Compensation

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The Corporate Governance, Nominating and Compensation Committee is responsible for reviewing and assessing the compensation of the CEO. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Elements of NEO Compensation

As discussed above, the Company provides an Option Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Compensation of Directors

Compensation of directors of the Company is reviewed annually by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Securities Authorized for issuance under equity compensation plans

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of February 28, 2022:

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Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	14,339,775	$2.00	6,088,235
Equity compensation plans not approved by securityholders	2,900,000(2)	N/A	Nil
Total	17,239,775	$2.00	6,088,235
(1)	Represents the amount of Common Shares available for issuance under the Compensation Plan, which reserves a number of Common Shares for issuance, pursuant to the Compensation Plan, that is equal to 10% of the issued and outstanding Common Shares from time to time.

(2)	Restricted Share Units are subject to approval by disinterested shareholders at the Meeting and approval of the TSX Venture Exchange.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations, none of

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a Director or Officer;

(b)	the proposed nominees for election as Directors; or

(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company (a “Subsidiary), or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any Subsidiary.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a Director or Officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company's financial statements for the financial years ended February 28, 2022 and 2021, none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a Director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

APPOINTMENT OF aUDITOR

Ernst & Young LLP, Chartered Professional Accountants (“Ernst & Young”) is the Company’s auditor and was appointed as the Company’s auditor on April 29, 2022. Management is recommending the appointment of Ernst & Young as Auditors for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board of Directors. A notice of change of auditor, and confirmation letters from each of the former and successor auditors of the Company are enclosed with this Circular as Schedule “C”, pursuant to the requirements of National Instrument 51-102.

Management Contracts

Except as disclosed herein, the Company is not a party to a Management Contract whereby management functions are to any substantial degree performed other than by the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial years ended February 28, 2022 and 2021 (the “Financial Statements”), together with the auditor’s reports thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting, but no vote thereon is required.

The Financial Statements, Auditor's Report, and management’s discussion and analysis (“MD&A”) for the financial years ended February 28, 2022 and 2021 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Meeting to Shareholders, Information Circular, Request for Financial Statements (NI 51-102) and form of Proxy will be available from Odyssey at Suite 350, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, or the Company’s head office located at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

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Appointment and Remuneration of Auditor

Shareholders will be asked to approve the appointment of Ernst & Young as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Ernst & Young as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors for the ensuing year at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at six (6) for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently directors of the Company.

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Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)
Andrew Bowering(3)(4)(5) British Columbia, Canada Chairman and Director	Management Consultant	Since June 29, 2017	3,134,999 common shares
Simon Clarke British Columbia, Canada CEO and Director	CEO of the Company; former CEO of Apollo Gold Corp.; former CEO of M2 Cobalt Corp., and Executive General Manager of Jervois Mining Ltd.	Since June 25, 2020	230,000(6) common shares
Laurence Stefan(5) Lima, Peru President, COO and Director	Formerly, President & CEO, Plateau Energy Metals Inc	Since May 11, 2021	2,160,401(7) common shares
G.A. (Ben) Binninger (3)(4) California, USA Director	Former mining, energy, chemicals and technology executive.	Since August 20, 2020	300,000 common shares
Alex Tsakumis(4) British Columbia, Canada Director	Vice-President Investor Relations, Prime Mining Corp. since June 2020. Previously, Vice President of Corporate Development at the Belcarra Group of Companies (Barsele Minerals, Orex Minerals, Silver Viper Minerals and Dolly Varden Silver) from 2017 to 2020.	Since September 9, 2021	Nil
Claudia Tornquist(3) British Columbia, Canada Director	President and CEO of Kodiak Copper Corp.	Since July 1, 2022	Nil
(1)	This information, not being within the knowledge of the Company, has been furnished by the respective nominees. Information provided as at the Record Date.

(2)	The Company does not set expiry dates for the terms of office of Directors. Each Director holds office as long as he is elected annually by Shareholders at Annual General Meetings, unless his office is earlier vacated in accordance with the Articles of the Company.

(3)	Member of Audit Committee.

(4)	Member of Corporate Governance, Nominating and Compensation Committee.

(5)	Member of Health, Safety and Sustainability Committee.

(6)	10,000 common shares are held by Ailsa Craig Capital Ltd., a company controlled by Mr. Clarke, and 200,000 common shares are held by Margaret Louise Clarke, spouse.

(7)	Common shares are held by Colbri Mining North, a company controlled by Mr. Stefan.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as disclosed herein, none of the proposed directors, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

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(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Compensation Plan

At this year’s meeting, the Shareholders will be asked to approve the adoption of a new omnibus incentive plan (the “Compensation Plan”) for directors, officers, employees, management company employees and consultants. The Compensation Plan allows for the Company to implement a stock option plan (“Option Plan”), deferred share unit plan (“DSU Plan”) and restricted share unit plan (“RSU Plan”), and/or any other security based compensation plan (together “Listed Shares”) that is acceptable to the Exchange. If implemented by the Company, the Compensation Plan will replace the existing Option Plan.

The Compensation Plan is a ten (10%) percent rolling plan, and the text of the Compensation Plan is attached to this Circular as Schedule “D”. Accordingly, Shareholders will be asked to pass an ordinary resolution approving the Company’s Compensation Plan to accommodate the Exchange’s policies governing security-based compensation plans. The following is a summary of certain provisions of the Compensation Plan and is subject to, and qualified in its entirety by, the full text of the Compensation Plan.

(a)	the maximum aggregate number of Listed Shares that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) must not exceed 10% of the Issued Shares of the Issuer at any point in time;

(b)	the maximum aggregate number of Listed Shares issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to any Insider;

(c)	the maximum aggregate number of Listed Shares issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person (and where permitted under this Policy, any Companies that are wholly owned by that Person) must not exceed 5% of the Issued Shares of the Issuer, calculated as at the date an any Security Based Compensation is granted or issued to the Person);

(d)	the maximum aggregate number of Listed Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares of the Issuer, calculated as at the date any Security Based Compensation is granted or issued to the Consultant;

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(e)	Investor Relations Service Providers may not receive any Security Based Compensation, other than Stock Options;

(f)	Upon expiry of a Stock Option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Option Plan. All Options granted under the Option Plan may not have an expiry date exceeding ten (10) years from the date on which the Board grants and announces the granting of the Option;

(g)	if a provision is included that the Participant’s heirs or administrators are entitled to any portion of the outstanding Security Based Compensation, the period in which they can make such claim must not exceed one year from the Participant’s death;

(h)	any Security Based Compensation granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an eligible Participant under the Security Based Compensation Plan.

The implementation of the Compensation Plan remains subject to the ratification by the shareholders of the Company and approval of the Exchange.

The Compensation Plan Resolution

At the Meeting, Shareholders will be asked to pass the following Ordinary Resolution to approve the Compensation Plan (the “Compensation Plan Resolution”), substantially in the following form:

“BE IT RESOLVED THAT as an ordinary resolution of the Company that:

1.	the Compensation Plan, in substantially the form as attached as Schedule “D” to the management information circular of the Company dated July 15, 2022, be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the Policies of the Exchange, as the directors of the Company may deem necessary or advisable.;

2.	all issued and outstanding stock options of the Company previously granted shall be continued under and governed by the Compensation Plan; and

3.	the directors of the Company be authorized to perform all such other acts and things as may be necessary or desirable to effect the adoption of the Compensation Plan; and that the directors of the Company be authorized to implement or abandon these resolutions in whole or in part, at any time and from time to time in their sole discretion, all without further approval, ratification or confirmation by shareholders.”

Management recommends that Shareholders approve the Compensation Plan Resolution. If the Compensation Plan Resolution is approved by Shareholders, the Directors will have the authority, in their sole discretion, to implement or revoke the Compensation Plan Resolution and otherwise implement or abandon the Compensation Plan.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the Compensation Plan Resolution.

Ratification of Grant of Restricted Share Units

On February 16, 2022 and July 5, 2022 the Company granted restricted share units (“RSU”) under its RSU Plan to certain participants detailed below:

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Name of Grantee	Position	Number of RSUs
Paula Arisaca Greta	Employee	10,000
Luis Dagoberto Aybar Caycho	Employee	20,000
Abdel Ibrahaim Bandach Pantoja	Employee	20,000
Miguel Angel Cavani Marrou	Employee	30,000
Eder Coaquira Vilca	Employee	15,000
Oscar Marino Davila Asenjo	Employee	15,000
Edita Adela Mosanapón Plasencia	Employee	50,000
Cynthia Giovanna Paredes Taco	Employee	15,000
Gregorio Oreste Tasayco Mora	Employee	30,000
Rolo Zapana Yanarico	Employee	20,000
Anyhela Perez Corzo	Employee	30,000
Carlos Daniel Torres Ramos	Employee	15,000
Aurora Esperanza Zegarra Plasencia	Employee	15,000
Julian Nina Cansaya	Employee	15,000
Manuel Tacuri Solorzano	Employee	10,000
Walter Jesús Palomino Cruzado	Employee	10,000
Luis Fernando Amaya Davalos	Employee	15,000
Wilber Sulla Mamani	Employee	15,000
Roher Abner Huaricallo Tito	Employee	20,000
Henry Dante Mamani Pantigoso	Employee	20,000
Edgar Ulises Choque Paricela	Employee	15,000
Rene Vicente Acero Cutipa	Employee	15,000
Luz Amelia Carcahusto Jara	Employee	15,000
Brigida Pilco Merma	Employee	15,000
Yaquelin Veronica Davila Hancco	Employee	15,000
Evelio Vilca Aliaga	Employee	10,000
Jose Antonio Mallqui Romayna	Employee	25,000
Simon Clarke	CEO	300,000
Laurence Stefan	President and COO	300,000
Ted O’Connor	Director	300,000
Andrew Bowering	Chairman	300,000
Philip Gibbs	CFO	250,000
Raul Ulysses Llapa	GM, Peru Operations	200,000
Graham Ballachey	VP Engineering	150,000
Angel Lino	Manager, US Operations	100,000
Paul Charlish	VP Finance and Corporate Secretary	100,000
Alex Tsakumis	Director	150,000
Emily Ketchen	Director of Administration	100,000
Ben Binninger	Director	150,000
Claudia Tornquist	Director	150,000
Marc Davis	Employee	75,000
		3,125,000

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At the Meeting, the RSU Grant Disinterested Shareholders (as defined below) will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the form set out below (the "RSU Grant Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, to approve, ratify and confirm the RSU grants set forth in the table above (the “RSU Grants”). In order to pass, the RSU Grant Resolution must be approved by a majority of the votes cast at the Meeting by all Shareholders, present in person or represented by proxy, excluding votes attaching to Shares beneficially owned by Shareholders receiving RSUs in connection with the RSU Grants and their associates (the "RSU Disinterested Shareholders"), which the Company estimates to hold in aggregate 6,337,221 of common shares as of the record date.

Accordingly, at the Meeting, the RSU Disinterested Shareholders are being asked to consider and, if thought advisable, to approve an ordinary resolution in the following form:

The RSU Grant Resolution

"BE IT IS RESOLVED THAT as an ordinary resolution of the Company that:

1.	the RSU Grants, as more particularly set out in the Information Circular dated July 15, 2022, be and are hereby confirmed, ratified and approved; and

2.	any one officer or director of the Company is hereby authorized to execute and deliver all such documents and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution."

Management recommends that RSU Grant Disinterested Shareholders approve the RSU Grant Resolution.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the RSU Grant Resolution.

Other Matters

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company’s audit committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

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DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this 15th day of July, 2022.

AMERICAN LITHIUM CORP.

/signed/ “Simon Clarke”

_____________________________________

Simon Clarke
Chief Executive Officer

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SCHEDULE “A”

FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE
(VENTURE ISSUERS)

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company's external auditor is ultimately accountable to the Board and the Committee as representatives of the Company's shareholders.

Duties and Responsibilities

External Auditor

(a)	To recommend to the Board, for shareholder approval, an external auditor to examine the Company's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

(d)	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company's financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual's association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company's annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company's financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company's internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company's disclosure and internal controls, including any material deficiencies or changes in those controls.

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Membership

(a)	The Committee shall consist solely of three or more members of the Board, the majority of which the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

(b)	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum, and provided that a majority of the members must be "independent" or "unrelated".

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(h)	The Committee has the authority to communicate directly with the internal and external auditors.

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Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's Board, reasonably interfere with the exercise of the member's independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Andrew Bowering, G.A. (Ben) Binninger and Claudia Tornquist, all of whom are financially literate as defined by NI 52-110.

Item 3: Relevant Education and Experience

The Instrument provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All members of the Audit Committee are considered financially literate and have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Andrew Bowering

Mr. Bowering has over 30 years of experience in the venture capital and public company arenas primarily in the mining sector with involvement in projects located around the globe. Mr. Bowering has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. He has an in-depth knowledge of securities markets, regulatory affairs and investor/public relations. Mr. Bowering obtained a Bachelor's degree in Economics and Political Science from the University of British Columbia in 1986.

G.A. (Ben) Binninger

Mr. Binninger has more than 20 years in minerals development including lithium, potash and boron. He has extensive experience leading and creating technically sophisticated companies from a few million dollars to global enterprises of a billion dollars. Ben was former CCO for Rio Tinto Borax, CEO of Potash Minerals and was most recently on the advisory board for Millennial Lithium. Mr. Binninger holds an MBA from Harvard Business School with an emphasis in International Finance and has also taught international business management at UCLA.

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Claudia Tornquist

Ms Tornquist is President, CEO and director of Kodiak Copper Corp. She served previously as Executive Vice President of Business Development at Sandstorm Gold and as General Manager at Rio Tinto where she held a number of roles in business evaluation, M&A and business development over 9 years. Ms. Tornquist has a Masters Degree in Mechanical Engineering from the Technical University of Munich and a Masters of Business Administration from INSEAD.

Item 4: Audit Committee Oversight

At no time during the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Ernst & Young LLP, Chartered Professional Accountants) not adopted by the Board.

Item 5: Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Item 6: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 7: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last three financial years for the category of fees described:

	FYE 2022	FYE 2021
Audit Fees(1)	$37,500	$31,000
Audit-Related Fees(2)	$33,000	Nil
Tax fees(3)	$20,500	$16,000
All Other Fees(4)	Nil	Nil
Total Fees:	$91,000	$47,000
(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above

5

Item 8:	Exemption

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

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SCHEDULE “B”

FORM 58-101F2
CORPORATE GOVERNANCE DISCLOSURE
(VENTURE ISSUERS)

Item 1: Board of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Andrew Bowering	Not Independent, as he is the Chairman of the Company
Simon Clarke	Not independent, as he is the CEO of the Company
Laurence Stefan	Not independent, as he is the President and COO of the Company
G.A. (Ben) Binninger	Independent
Alex Tsakumis	Independent
Claudia Tournquist	Independent

Item 2: Directorships

The following directors of the Company are currently directors of the following other reporting issuers:

Name	Other Reporting Issuer
Andrew Bowering	Friday’s Dog Holding Inc.
Apollo Silver Corp.
Prime Mining Corp.
Optimum Ventures Ltd.
Canamera Energy Metals Ltd.
Simon Clarke	Apollo Silver Corp.
Claudia Tornquist	Kodiak Copper Corp.
Railtown Capital Corp.
Silver One Resources Inc.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors, although the Governance, Nominating and Compensation Committee is responsible for considering and reviewing opportunities for continued education on an annual basis. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board expects directors and management to operate the business of the Company in a manner that promotes honesty, integrity and accountability. The Company requires a high standard of professional and ethical conduct from all of its representatives. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

The Company expects its representatives to take all responsible steps to prevent a violation of the Code. Any representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible in accordance with the Company’s Whistleblower Policy. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate. The Company has also put in place an independent and confidential alternative reporting channel. The Whistleblower Policy provides that concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints submitted hereunder, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code is available on the Company’s website at: www.americanlithiumcorp.com.

Item 5: Nomination of Directors

The identification and evaluation of potential candidates for nomination as directors of the Company is primarily overseen by the Corporate Governance, Nominating and Compensation Committee, but all directors are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined by the Corporate Governance, Nominating and Compensation Committee. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

In addition to the Audit Committee, the Board has in place two other standing committees, the Corporate Governance, Nominating and Compensation Committee and the Health, Safety and Sustainability Committee. The Corporate Governance, Nominating and Compensation Committee is responsible for monitoring ongoing compliance with the Company’s corporate governance policies, reviewing and considering potential nominees to the Board and assessing compensation of the CEO. The Health, Safety and Sustainability Committee is responsible for ensuring the Company complies with the health and safety duties associated with its ongoing operations.

Item 8: Assessments

The Board and individual directors are expected but adhere to the mandate adopted for the Board, but the Company does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

SCHEDULE “C”

AUDIT DISCLOSURE

SCHEDULE “D”

OMNIBUS INCENTIVE PLAN